Exhibit 21.1

LIST OF SIGNIFICANT SUBSIDIARIES OF VISTAONE, L.P.

(As of December 31, 2025)

Entity Name	Jurisdiction
VistaOne Intermediate Holdings, L.P.	Cayman Islands
VistaOne Aggregator II, L.P.	Cayman Islands
VistaOne Aggregator III, L.P.	Cayman Islands
VistaOne Liquidity Aggregator, L.P.	Delaware